EXHIBIT A
Bylaws OF
The Virtual Commonwealth, Inc.

Bylaws
OF
The Virtual Commonwealth, Inc.,
A New York Corporation,

<u>ARTICLE I</u>
Shareholder

Section 1.1. Place of Meetings. Meetings of shareholders of The Virtual Commonwealth, Inc. (the "Corporation") shall be held at such place, either within or without the state of New York as shall be designated from time to time by the Board of Directors.

Section 1.2. Annual Meetings. Annual meetings of shareholders shall be held at such time as shall be designated from time to time by the Board of Directors. At each annual meeting, the shareholders shall elect a Board of Directors and transact such other business as may properly be brought before the meeting.

Section 1.3. Special Meetings. Special meetings of the shareholders will be held at such time as shall be designated from time to time by the Board of Directors.

Section 1.4. Notice of Meetings. Written or electronic (pursuant to the requirements of Section 605 of the New York Business Corporation Law) notice of each meeting of the shareholders stating the place, date and hour of the meeting shall be given by or at the direction of the Board of Directors to each shareholder entitled to vote at the meeting at least 10, but not more than 60, days prior to the meeting. Notice of any special meeting shall state in general terms the purpose or purposes for which the meeting is called.

Section 1.5. Quorum; Adjournments of Meetings. Unless the Certificate of Incorporation provides otherwise, the holders of a majority of the issued and outstanding shares of the capital stock of the Corporation entitled to vote at a meeting, present in person or represented by proxy, shall constitute a quorum for the transaction of business at such meeting; but, if there be less than a quorum, the holders of a majority of the shares so present or represented may adjourn the meeting to another time, or place, from time to time until a quorum shall be present, whereupon the meeting may be held, as adjourned, without further notice, except as required by law, and any business may be transacted thereat which might have been transacted at the meeting as originally called.

Section 1.6. Voting; Proxies. At any meeting of the shareholders, every registered owner of shares entitled to vote may vote in person or by proxy (pursuant to Section 609 of the New York Business Corporation Law) and, except as otherwise provided by the New York Business Corporation Law, in the certificate of incorporation of the Corporation as may be amended from time to time ("Certificate of Incorporation") or the bylaws of the Corporation as may be amended from time to time (the "Bylaws"), shall have one vote for each such share standing in his or her name on the books of the Corporation. Except as otherwise required by the New York Business Corporation Law, the Certificate of Incorporation or the Bylaws, the directors shall be elected by a plurality of the votes cast at a meeting of shareholders by the holders of shares entitled to vote. In all other matters, unless otherwise provided by the New York Business Corporation Law or by the Certificate of Incorporation or the Bylaws, the affirmative vote of the holders of a majority of the shares entitled to vote on the subject matter at a meeting in which a quorum is present shall be the act of the shareholders.

Section 1.7. Chairperson of Meetings. The Chairperson of the Board, or, in his or her absence, the President shall preside at all meetings of the shareholders. In their absence, a chairperson may be appointed by a majority of shareholders present at the meeting.

Section 1.8. Secretary of Meetings. The Secretary of the Corporation shall act as secretary of all meetings of the shareholders. In the absence of the Secretary, the chairperson of the meeting shall appoint any other person to act as secretary of the meeting.

Section 1.9. Shareholder Action Without Meeting. Whenever shareholders are required or permitted to take any action by vote, such action may be taken without a meeting by written consent, setting forth the action so taken, signed by the holders of all shares outstanding and entitled to vote or, if the Certificate of Incorporation so permits, signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Section 1.10. Fixing Record Date. For the purpose of determining the shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or to express consent to or dissent from any proposal without a meeting, or for the purpose of determining shareholders entitled to receive payment of any dividend or other distribution or the allotment of any rights, or for the purpose of any other action, the Board of Directors may fix a record date for any such determination of shareholders, which date shall be not more than 60 nor less than 10 days before the date of any such meeting, nor more than 60 days prior to any other action; and in any such case, only shareholders of record at the time so fixed shall be entitled to notice of and to vote at such meeting or to express such consent or dissent, or to receive such dividend, distribution or rights, or to be considered shareholders for the purposes of such other action, as the case may be.

ARTICLE II

Board of Directors

Section 2.1. Number of Directors. The number of directors constituting the entire Board of Directors shall be 2, until changed from time to time by action of the shareholders or as designated by resolution of a majority of the entire Board of Directors adopted prior to the election of directors at any annual meeting of shareholders. The "entire Board of Directors" as used herein shall mean the total number of directors which the Corporation would have if there were no vacancies.

Section 2.2. Election, Term and Powers. Except as limited by the Certificate of Incorporation, the Board of Directors shall have the management and control of the affairs and business of the Corporation. The directors shall be elected by the shareholders at each annual meeting of shareholders. Each such director shall serve until his or her successor is elected or appointed and qualified, unless his or her directorship is vacated by resignation, death, removal, or otherwise.

Section 2.3. Vacancies. Subject to the requirements of Section 705 of the New York Business Corporation Law, whenever any vacancy occurs in the Board of Directors by reason of death, resignation, increase in the number of directors or otherwise, it may be filled by a majority of the directors then in office, although less than a quorum, or by the sole remaining director, for the balance of the term, or, if the Board of Directors has not filled such vacancy or if there are no remaining directors, it may be filled by the shareholders.

Section 2.4. Regular Meetings. Regular meetings of the Board of Directors may be held without notice at such times and places as the Board of Directors may from time to time determine.

Section 2.5. Special Meetings. Special meetings of the Board of Directors may be called by order of the Chairperson of the Board, the President or any two directors. Written notice (including via e-mail) of the time and place of each special meeting shall be given to each director by or at the direction of the person or persons calling the meeting at least two days before the meeting. Except as otherwise specified in the notice thereof, or as required by statute, the Certificate of Incorporation or the Bylaws, any and all business may be transacted at any special meeting.

Section 2.6. Organization. Every meeting of the Board of Directors shall be presided over by the Chairperson of the Board, or, in his or her absence, the President. In the absence of the Chairperson of the Board and the President, a presiding officer shall be chosen by a majority of the directors present. The Secretary of the Corporation shall act as secretary of the meeting, but, in his or her absence, the presiding officer may appoint any person to act as secretary of the meeting.

Section 2.7. Quorum; Vote. Unless the Certificate of Incorporation provides otherwise, a majority of the directors then in office (but in no event less than one-third of the total number of directors) shall constitute a quorum for the transaction of business, but from time to time less than a quorum may adjourn any meeting to another time or place until a quorum is present, whereupon the meeting may be held, as adjourned, without further notice. Except as otherwise required by the New York Business Corporation Law, the Certificate of Incorporation or the Bylaws, all matters coming before any meeting of the Board of Directors shall be decided by the vote of a majority of the directors present at the meeting, a quorum being present.

Section 2.8. Action Without Meeting. Any action required or permitted to be taken by the Board of Directors may be taken without a meeting if all members of the Board of Directors consent in writing to the adoption of a resolution or resolutions authorizing the action, which resolution or resolutions, and the written consents thereto by the members of the Board of Directors, shall be filed with the minutes of the proceedings of the Board of Directors. Any one or more members of the Board of Directors may participate in a meeting of such Board of Directors by means of a conference telephone or similar communications equipment allowing all persons participating in the meeting to hear each other at the same time. Participation by such means shall constitute presence in person at a meeting.

Section 2.9. Committees. The Board of Directors, by resolution adopted by a majority of the entire Board of Directors, may appoint an executive committee and other committees, each consisting of one or more directors, which, to the extent provided in the resolution appointing them, shall have all of the authority of the Board of Directors, with the exception of any authority the delegation of which is prohibited by Section 712 of the New York Business Corporation Law. Each such committee shall serve at the pleasure of the Board of Directors which may fill vacancies in, change the membership of, or discharge any such committee at any time.

Section 2.10. Removal. Subject to Section 706 of the New York Business Corporation Law, the shareholders may remove any one or more of the directors with or without cause.

ARTICLE III

Officers

Section 3.1. General. The Board of Directors shall elect the officers of the Corporation, which will include a President, a Secretary and a Treasurer and such other or officers as the Board of Directors may designate which may include, without limitation, a Chairperson of the Board of Directors, Vice Chairperson of the Board of Directors, one or more Vice Presidents, Assistant Secretaries and Assistant Treasurers.

Section 3.2. Term of Office; Removal and Vacancy. Each Officer shall hold office until the meeting of the Board of Directors following the next annual meeting of shareholders and until his or her successor has been elected and qualified, or until his or her earlier resignation or removal. Any officer shall be subject to removal with or without cause at any time by the Board of Directors. Vacancies in any office, whether occurring by death, resignation, removal or otherwise, may be filled by the Board of Directors.

Section 3.3. Removal and Vacancy. Any officer shall be subject to removal with or without cause at any time by the Board of Directors. Vacancies in any office, whether occurring by death, resignation, removal or otherwise, may be filled by the Board of Directors.

Section 3.4. Powers and Duties. Each of the officers of the Corporation shall, unless otherwise ordered by the Board of Directors, have such powers and duties as generally pertain to their respective offices, as well as such powers and duties as from time to time may be conferred upon him or her by the Board of Directors. Unless otherwise ordered by the Board of Directors after the adoption of the Bylaws, the Chairperson of the Board, or, when the office of the Chairperson of the Board is vacant, the President shall be the Chief Executive Officer of the Corporation.

ARTICLE IV

Capital Stock

Section 4.1. Certificates of Stock. The interest of each shareholder of the Corporation shall be evidenced by certificates for shares in such form not inconsistent with the New York Business Corporation Law or the Certificate of Incorporation and shall be signed by the Chairperson of the Board, a Vice Chairperson of the Board, the President or a Vice President and also by the Treasurer or the Assistant Treasurer or the Secretary or an Assistant Secretary. The signatures of the officers upon a certificate may be facsimiles if the certificate is countersigned by a transfer agent or registered by a registrar other than the Corporation itself or its employees, or if the shares are listed on a registered national securities exchange. In case any officer who has signed or whose facsimile signature has been placed upon a certificate ceases to be such officer before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer at the date of its issue.

Section 4.2. Transfer of Stock. Shares of capital stock of the Corporation shall be transferable on the books of the Corporation only by the holder of record thereof, in person or by duly authorized attorney, upon surrender and cancellation of certificates for a like number of shares, with an assignment or power of transfer endorsed thereon or delivered therewith, duly executed, and with such proof of the authenticity of the signature and of authority to transfer, and of payment of transfer taxes, as the Corporation or its agents may require. The Board of Directors shall have power and authority to make all such other rules and regulations as it may deem expedient concerning the issue, transfer and registration of certificates for shares of the Corporation. The existence of restrictions on the sale or transfer of shares or any other matters required by law to be so disclosed upon the share certificates of the Corporation shall be noted conspicuously on the face or back of every certificate for shares issued by the Corporation.

Section 4.3. Ownership of Stock. The Corporation shall be entitled to treat the holder of record of any share or shares of stock as the owner thereof in fact and shall not be bound to recognize any equitable or other claim to or interest in such shares on the part of any other person, whether or not expressly provided by law. The Corporation may issue a new certificate for shares in place of any certificate theretofore issued by it, alleged to have been lost or destroyed, and the Board of Directors may require the owner of any lost or destroyed certificate, or his or her legal representative, to give the Corporation a bond sufficient to indemnify the Corporation against any claim that may be made against it on account of the alleged loss or destruction of any such certificate or the issuance of any such new certificate.

ARTICLE V

Miscellaneous

Section 5.1. Corporate Seal. The seal of the Corporation shall be circular in form and shall contain the name of the Corporation and the year and state of incorporation.

Section 5.2. Fiscal Year. The Board of Directors shall have power to fix, and from time to time to change, the fiscal year of the Corporation.

Section 5.3. Dividends. Subject to applicable law, dividends may be declared and paid out of earned surplus only, in such amounts, and at such time or times as the Board of Directors may determine, so long as the Corporation is not insolvent when such dividend is paid or rendered insolvent by the payment of such dividend. Before payment of any dividend, there may be set aside out of the net profits of the corporation available for dividends such sum or sums as the Board of Directors from time to time in its absolute discretion deems proper as a reserve fund to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the Board of Directors shall think conductive to the interests of the corporation, and the Board of Directors may modify or abolish any such reserve.

ARTICLE VI

Indemnification

The Corporation may indemnify any director, officer, employee or agent of the Corporation to the fullest extent permitted by the New York Business Corporation Law and other applicable law.

ARTICLE VII

Books and Records

Section 7.1. Records. The Corporation shall keep correct and complete books and records of account and shall keep minutes of the proceedings of the shareholders, of the Board of Directors, and/or any committee which the directors may appoint, and shall keep at the office of the Corporation in the state of New York or at the office of the transfer agent or registrar, if any, a record containing the names and addresses of all shareholders, the number and class of shares held by each, and the dates when they respectively became the owners of record thereof. Any of the foregoing books, minutes, or records may be in written form or in any other form capable of being converted into written form within a reasonable time.

Section 7.2. Statement. The Corporation shall furnish to the appropriate licensing authority a statement that lists the name and residential address of each shareholder, director and officer of the Corporation and certifies that all such individuals are authorized by law in the state of New York to practice a profession which the Corporation is authorized to practice. Such statement shall be furnished in the form, by the dates, and with the frequency required by the licensing authority; provided that, the Corporation shall furnish such statement at least once every three years, or at least once every two years if the Corporation renders any attorney or counselor-at-law services, and the statement shall be signed by the President or any Vice President of the Corporation and attested to by the Secretary or any Assistant Secretary of the Corporation.

ARTICLE VIII

Amendment

The Board of Directors shall have the power to adopt, amend or repeal the Bylaws of the Corporation by vote of a majority of the entire Board of Directors, subject to the provisions of Section 602 of the New York Business Corporation Law and also subject to the power of the shareholders to amend or repeal the Bylaws made or altered by the Board of Directors.